SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Marin Software Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56804T 10 6

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56804T 10 6	13 G

1	NAMES OF REPORTING PERSONS DAG Ventures IV-QP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 461,524 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 461,524 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,524 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)         This statement on Schedule 13G is filed by DAG Ventures IV-QP, L.P. (“DAG IV-QP”), DAG Ventures IV-A, LLC (“DAG IV-A”), DAG Ventures IV, L.P. (“DAG IV”), DAG Ventures Management IV, LLC (“DAG IV LLC”), Messrs. R. Thomas Goodrich and John J. Cadeddu (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares consist of (i) 377,934 shares of Common Stock held by DAG IV-QP, (ii) 43,646 shares of Common Stock held by DAG IV-A and (iii) 39,944 shares of Common Stock held by DAG IV.  DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A.  As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  DAG IV LLC owns no securities of the Issuer directly.  Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC.  As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.

(3)         This percentage is calculated based upon 9,742,702 shares of the Common Stock outstanding as of December 31, 2020 as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on February 25, 2021.

CUSIP NO. 56804T 10 6	13 G

1	NAMES OF REPORTING PERSONS DAG Ventures IV-A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 461,524 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 461,524 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,524 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)         This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares consist of (i) 377,934 shares of Common Stock held by DAG IV-QP, (ii) 43,646 shares of Common Stock held by DAG IV-A and (iii) 39,944 shares of Common Stock held by DAG IV.  DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A.  As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  DAG IV LLC owns no securities of the Issuer directly.  Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC.  As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.

(3)         This percentage is calculated based upon 9,742,702 shares of the Common Stock outstanding as of December 31, 2020 as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on February 25, 2021.

CUSIP NO. 56804T 10 6	13 G

1	NAMES OF REPORTING PERSONS DAG Ventures IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 461,524 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 461,524 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,524 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)         This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares consist of (i) 377,934 shares of Common Stock held by DAG IV-QP, (ii) 43,646 shares of Common Stock held by DAG IV-A and (iii) 39,944 shares of Common Stock held by DAG IV.  DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A.  As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  DAG IV LLC owns no securities of the Issuer directly.  Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC.  As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.

(3)         This percentage is calculated based upon 9,742,702 shares of the Common Stock outstanding as of December 31, 2020 as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on February 25, 2021.

CUSIP NO. 56804T 10 6	13 G

1	NAMES OF REPORTING PERSONS DAG Ventures Management IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 461,524 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 461,524 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,524 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)         This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares consist of (i) 377,934 shares of Common Stock held by DAG IV-QP, (ii) 43,646 shares of Common Stock held by DAG IV-A and (iii) 39,944 shares of Common Stock held by DAG IV.  DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A.  As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  DAG IV LLC owns no securities of the Issuer directly.  Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC.  As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.

(3)         This percentage is calculated based upon 9,742,702 shares of the Common Stock outstanding as of December 31, 2020 as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on February 25, 2021.

CUSIP NO. 56804T 10 6	13 G

1	NAMES OF REPORTING PERSONS R. Thomas Goodrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 461,524 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 461,524 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,524 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)         This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares consist of (i) 377,934 shares of Common Stock held by DAG IV-QP, (ii) 43,646 shares of Common Stock held by DAG IV-A and (iii) 39,944 shares of Common Stock held by DAG IV.  DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A.  As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  DAG IV LLC owns no securities of the Issuer directly.  Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC.  As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.

(3)         This percentage is calculated based upon 9,742,702 shares of the Common Stock outstanding as of December 31, 2020 as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on February 25, 2021.

CUSIP NO. 56804T 10 6	13 G

1	NAMES OF REPORTING PERSONS John J. Cadeddu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 461,524 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 461,524 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,524 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)         This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The shares consist of (i) 377,934 shares of Common Stock held by DAG IV-QP, (ii) 43,646 shares of Common Stock held by DAG IV-A and (iii) 39,944 shares of Common Stock held by DAG IV.  DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A.  As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  DAG IV LLC owns no securities of the Issuer directly.  Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC.  As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.

(3)         This percentage is calculated based upon 9,742,702 shares of the Common Stock outstanding as of December 31, 2020 as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on February 25, 2021.

CUSIP NO. 56804T 10 6	13 G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Marin Software Incorporated (the “Issuer”).

Item 1(a)                                             Name of Issuer:

Item 1(b)                                             Address of issuer’s principal executive offices:

Marin Software Incorporated

123 Mission Street, 25th Floor

San Francisco, California  94105, United States of America

Items 2(a)                                        Name of Reporting Persons filing:

DAG Ventures IV-QP, L.P. (“DAG IV-QP”)

DAG Ventures IV-A, LLC (“DAG IV-A”)

DAG Ventures IV, L.P. (“DAG IV”)

DAG Ventures Management IV, LLC (“DAG IV LLC”)

R. Thomas Goodrich

John J. Cadeddu

Item 2(b)                                             Address or principal business office or, if none, residence:

DAG Ventures

251 Lytton Avenue, Suite 200

Palo Alto, California  94301, United States of America

Item 2(c)                                              Citizenship:

Name	Citizenship or Place of Organization
DAG IV-QP	Delaware, United States of America
DAG IV-A	Delaware, United States of America
DAG IV	Delaware, United States of America
DAG IV LLC	Delaware, United States of America
R. Thomas Goodrich	United States of America
John J. Cadeddu	United States of America

Item 2(d)                                             Title of class of securities:

Common Stock

Item 2(e)                                              CUSIP No.:

56804T 10 6

Item 3                                                            If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4                                                            Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G as of December 31, 2020:

Reporting Persons	Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
DAG IV-QP	377,934	461,524	461,524	461,524	4.7%
DAG IV-A	43,646	461,524	461,524	461,524	4.7%
DAG IV	39,944	461,524	461,524	461,524	4.7%
DAG IV LLC (2)	0	461,524	461,524	461,524	4.7%
R. Thomas Goodrich (2)	0	461,524	461,524	461,524	4.7%
John J. Cadeddu (2)	0	461,524	461,524	461,524	4.7%

CUSIP NO. 56804T 10 6	13 G

(1)         Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)         DAG IV LLC serves as the general partner of DAG IV-QP and DAG IV, and serves as the manager of DAG IV-A.  As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  DAG IV LLC owns no securities of the Issuer directly.  Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG IV LLC.  As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG IV-QP, DAG IV and DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP, DAG IV and DAG IV-A.  Messrs. R. Thomas Goodrich and John J. Cadeddu own no securities of the Issuer directly.

(3)         This percentage is calculated based upon 9,742,702 shares of the Common Stock outstanding as of December 31, 2020 as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on February 25, 2021.

Item 5                                                            Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6                                                            Ownership of More than 5 Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☒

Item 7                                                            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8                                                            Identification and Classification of Members of the Group

Not applicable.

Item 9                                                            Notice of Dissolution of Group

Not applicable.

Item 10                                                     Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 56804T 10 6	13 G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 26, 2021

DAG VENTURES IV-QP, L.P.
BY:	DAG VENTURES MANAGEMENT IV, LLC
ITS:	GENERAL PARTNER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES IV-A, LLC
BY:	DAG VENTURES MANAGEMENT IV, LLC
ITS:	MANAGER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES IV, L.P.
BY:	DAG VENTURES MANAGEMENT IV, LLC
ITS:	GENERAL PARTNER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES MANAGEMENT IV, LLC

/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

/s/ R. Thomas Goodrich
R. Thomas Goodrich

/s/ John J. Cadeddu
John J. Cadeddu

Exhibit(s):

Exhibit 99.1:         Joint Filing Statement

Exhibit 99.1

CUSIP NO. 56804T 10 6	13 G

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Stock of Marin Software Incorporated

Dated:	February 26, 2021

DAG VENTURES IV-QP, L.P.
BY:	DAG VENTURES MANAGEMENT IV, LLC
ITS:	GENERAL PARTNER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES IV-A, LLC
BY:	DAG VENTURES MANAGEMENT IV, LLC
ITS:	MANAGER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES IV, L.P.
BY:	DAG VENTURES MANAGEMENT IV, LLC
ITS:	GENERAL PARTNER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES MANAGEMENT IV, LLC

/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

/s/ R. Thomas Goodrich
R. Thomas Goodrich

/s/ John J. Cadeddu
John J. Cadeddu